Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 warren@chapman.com

November 20, 2024

VIA EDGAR CORRESPONDENCE

Soo Im-Tang

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Exchange Traded Concepts Trust (the “Registrant”), on behalf of its series,
MUSQ Global Music Industry Index ETF
File No. 333-156529

Dear Ms. Im-Tang:

This letter responds to your comments provided telephonically regarding the registration statement filed by the Registrant on Form N-1A (the “Registration Statement”) with the staff of the Securities and Exchange Commission (the “Staff”) on November 15, 2024, on behalf of MUSQ Global Music Industry Index ETF (the “Fund”), a series of the Registrant. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments.

Comment 1 – General

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the filing.

Response to Comment 1

The Registrant confirms it will provide responses in a timely manner.

Comment 2 – Fee Table

The fee table footnote states, “Exchange Traded Concepts, LLC (the “Adviser”) has contractually agreed to waive a portion of its management fee in an amount equal to 0.14% of average daily net assets through August 31, 2025.” Please confirm that the date will be extended so that the termination of the agreement will be at least one year from the effective date of the Fund’s registration statement with respect to the waiver.

Response to Comment 2

The fee waiver agreement has been extended to November 30, 2025 with respect to the Fund.

Comment 3 – Fee Table

Please confirm that, pursuant to the terms of the fee waiver agreement, the Adviser has no ability to recoup previously waived fees.

Response to Comment 3

The Registrant confirms that the Adviser is not able to recoup waived fees pursuant to the terms of the fee waiver agreement.

Comment 4 – Principal Investment Strategies

The first paragraph of the Principal Investment Strategy section states, “The Index is designed to track the performance of companies that are involved in the following sub-segments of the global music industry (the “Global Music Industry”): (i) music streaming; (ii) music content and distribution; (iii) live music events/ticketing; and (iv) music equipment and technology (“Global Music Companies”).”

Please explain whether the term “Global Music Companies” applies solely to subpart (iv) or collectively to subparts (i) through (iv). If the latter, please insert “collectively” in front of “Global Music Companies.”

Response to Comment 4

The Registrant confirms that the term “Global Music Companies” is intended to collectively apply to the enumerated subparts and will revise the disclosure accordingly.

Comment 5 – Principal Investment Strategies

The Principal Investment Strategy section states, “As of ________, 2024, the Index was concentrated in the Music Industry. In addition, in replicating the Index, the Fund may from time to time invest a significant portion of its assets in the securities of companies in one or more sectors. As of ________, 2024, a significant portion of the Index consisted of companies in the ________ Sector.”

Please confirm whether such sector will be included as a risk factor. If not, please explain why.

Response to Comment 5

The Registrant respectfully directs the Staff’s attention to “Sector Focus Risk.” To the extent that the Fund has significant exposure to a particular investment sector, such sector will be disclosed, with the accompanying risks, in this particular risk factor.

Comment 6 – Principal Risks Section

The Staff notes the principal risks currently appear in alphabetical order. Please organize this section to prioritize the risks that are most likely to adversely affect the Fund’s NAV, yield or return.

Response to Comment 6

The Registrant respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Registrant has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Registrant continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 7 – Principal Risks Section

The Staff notes that the Fund will be concentrated in an industry or group of industries to the extent that the Index is so concentrated. Accordingly, please revise the section entitled “Principal Risks” to include “Concentration Risk.” Such risk should disclose that because the Fund’s assets will be concentrated in a particular industry or group of industries to the extent that the Index concentrates in a particular industry or group of industries, the Fund is subject to loss due to adverse occurrences that may affect that particular industry or group of industries.

Response to Comment 7

The Registrant respectfully declines to revise the disclosure as it believes that “Industry Concentration Risk,” currently included and reproduced below, addresses the concern outlined by the Staff.

Industry Concentration Risk. Because the Fund’s assets will be concentrated in an industry or group of industries to the extent the Index concentrates in a particular industry or group of industries, the Fund is subject to loss due to adverse occurrences that may affect that industry or group of industries. The list below is not a comprehensive list of the industries to which the Fund may have exposure over time and should not be relied on as such. As of [           ], 2024, the Index was concentrated in the Music Industry.

Music Industry Risk. The music industry is highly competitive and rapidly evolving, influenced by technological advancements, changing consumer preferences and regulatory developments. The music industry is susceptible to technological changes that can alter the way music is produced, distributed and consumed. New technologies may disrupt traditional business models, potentially rendering existing products or services obsolete. The rise of digital streaming platforms, for instance, has significantly impacted physical music sales and traditional radio. Companies within the music industry rely heavily on intellectual property rights, including copyrights and trademarks. Legal challenges, disputes over licensing, or changes in copyright law could negatively impact revenue streams. Additionally, unauthorized use of copyrighted material, piracy, and inadequate enforcement of intellectual property rights may lead to significant financial losses. The music industry is also highly influenced by consumer tastes, which can be unpredictable and volatile. A sudden shift in popular genres, artists or formats may adversely affect companies that fail to adapt quickly. Moreover, the cyclical nature of entertainment trends could lead to periods of decreased profitability for companies reliant on specific music genres or artist portfolios. Additionally, the music industry is subject to various regulatory frameworks across different jurisdictions, including content restrictions, royalty rates, and antitrust laws. Changes in regulations or enforcement practices could increase costs, limit business operations or impact revenue. Additionally, companies may face litigation risks, including class actions or regulatory investigations, that could result in substantial financial penalties. Like many industries that rely upon consumer spending, the music industry is sensitive to broader economic conditions. In periods of economic downturn, discretionary spending on entertainment, including music, may decline. This could result in reduced revenue for companies that depend on consumer spending for music purchases, concert attendance, and other related activities. The success of music companies often depends on the popularity and productivity of specific artists. The inability to attract or retain talent, or the loss of key artists, could adversely impact a company’s financial performance. Additionally, the unpredictable nature of artist behavior, including public controversies or legal issues, can result in reputational damage and financial loss.

Comment 8 – Principal Risks

To the extent that the Fund will invest in securities that trade in a market that is closed while the market in which the Fund’s shares are listed and trading in that market is open, please disclose there may be changes from its closed foreign market and the value of such security during the Fund’s domestic trading day. In addition, please note that this difference, in turn, could lead to discrepancies between the market price of the Fund’s shares and the underlying value of those shares.

Response to Comment 8

Pursuant to the Staff’s comment, the following risk disclosure has been added to the section entitled “Principal Risks”:

International Closed Market Trading Risk. Because securities held by the Fund trade on non-U.S. exchanges that are closed when the Fund’s primary listing exchange is open, there are likely to be deviations between the current price of an underlying security and the last quoted price for the underlying security (i.e., the Fund’s quote from the closed foreign market) used for purposes of calculating the Fund's net asset value, resulting in premiums or discounts to the Fund’s net asset value that may be greater than those experienced by other exchange-traded funds. In addition, shareholders may not be able to purchase and sell shares of the Fund on the listing exchange for the Fund, on days when the net asset value of the Fund could be significantly affected by events in the relevant foreign markets.

Comment 9 – Exhibits

Please file as an exhibit to the Registration Statement the index license agreement or sub-license agreement to which the Fund is a party.

Response to Comment 9

Pursuant to the Staff’s comment, the Registrant has filed the index sub-license agreement as an exhibit to the Registration Statement.

Comment 10 – Additional Principal Risk Information

Please provide a title for the risk beginning on page fourteen of the “Additional Principal Risk Information” section.

Response to Comment 10

The referenced disclosure has been revised to indicate that it is referring to “Index Provider Risk.”

Comment 11 – Additional Principal Risk Information

The “Sector Focus Risk” states, “As of [         ], 2024, a significant portion of the Index consisted of companies in the [             ] Sector.” Please complete the risk disclosure and include sub-risks that correspond to each identified sector.

Response to Comment 11

The Registrant confirms that the applicable disclosure will be provided.

Comment 12 – Statement of Additional Information

Please note that it is the Staff’s position that a Fund and its adviser may not ignore the investments of both unaffiliated and affiliated investment companies when determining whether a Fund is compliant with its concentration policy. Please confirm whether the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response to Comment 12

The Fund’s principal investment strategies do not contemplate investing in securities of either unaffiliated or affiliated investment companies. The Registrant is also unaware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policies on concentrating its investments; however, to the extent that the Registrant determines that the Fund’s investments in an underlying investment company exposes the Fund to material risks or significant exposure to a particular industry or group of industries, the Registrant would include appropriate disclosure in the Fund’s Registration Statement.

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Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:	Richard Malinowski, Esq., Vice President and Secretary of Exchange Traded Concepts Trust
Richard Coyle, Esq., Partner, Chapman and Cutler LLP